MEDSONIX, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A PREFERRED STOCK

The undersigned, Alphonse Cassone and Bruce Benson, do hereby certify that:

1.	Mr. Cassone is the President and Secretary, and Mr. Benson is the Vice President of Medsonix, Inc., a Nevada corporation (the “Company”).

2.	The Company is authorized to issue 10,000,000 shares of preferred stock.

3.	The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Articles of Incorporation of the Company, provides for a class of its authorized stock known as preferred stock, comprised of 10,000,000 shares, $0.001 par value, issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Company is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors of the Company, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to 625,000 shares of the 10,000,000 shares of preferred stock which the corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

The rights, preferences, restrictions and other matters relating to the Series A Preferred Stock are as follows:

1.

DESIGNATION. The Preferred Stock is designated as the Company’s Series A Preferred Stock (the “Preferred”) and is subject to the terms and conditions of the Term Sheet, Investor Rights Agreement, and Securities Purchase Agreement (sometimes collectively referred to as the “Agreements”) between the Company and DaVinci-Franklin Fund I, LLC (“DaVinci”).

2.

DIVIDEND PROVISIONS: DaVinci will be entitled to a preferred dividend at the rate of 12% per annum. Dividends on the Preferred will be cumulative and shall be paid, at DaVinci’s option, in cash or additional shares of Preferred at a price equal to the Original Purchase Price and will contain all the rights and privileges and be subject to all the terms and conditions of the original Preferred. Dividends shall be paid quarterly.

3.

LIQUIDATION PREFERENCE: In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, DaVinci shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) the Original Purchase Price and (ii) an amount equal to 12% of the Original Purchase Price for each 12 months that has passed since the date of issuance of the Preferred plus any accrued or declared but unpaid dividends on such share (such amount (of declared but unpaid dividends) being referred to herein as the “Premium”). Once the Premium is paid, DaVinci will share with the holders of the Common Stock in any remaining assets of the Company on an as-if-converted basis. A consolidation, change in control or merger of the Company, or sale of all or substantially all of its assets shall be deemed to be a liquidation or winding up for purposes of the liquidation preference.

4.

CONVERSION: DaVinci shall have the right to convert the Preferred, at its sole option, at any time, into shares of Common Stock of the Company. The total number of shares of Common Stock into which the Preferred may be converted will be on a one-to-one basis to the Preferred.

5.

AUTOMATIC CONVERSION: All the Preferred will be automatically converted into Common Stock in the event the Company commences Trading of its Common Stock on a National Securities Exchange or other Quotation Service and maintains a price of $1.00 per share for a period of 90 consecutive trading days.

6.

ANTIDILUTION PROVISIONS: The Company, without the prior written approval of DaVinici, shall not issue, grant or sell shares of Common Stock or Preferred Stock (other than the Reserved Employee Shares described under “Reserved Employee Shares” below) at a purchase or conversion price less than $0.80 per share, with the exception of already existing stock option agreements that will remain in force with their existing terms and conditions with the Company. Further, any issuance of derivative securities (convertible notes, warrants, options, debentures, etc.) will need the prior written approval of DaVinci.

7.

VOTING RIGHTS: Except with respect to election of directors and when the Preferred is in default, DaVinci will have the right to that number of votes equal to the number of shares of Common Stock issuable upon conversion of the Preferred. Election of Directors will be as described under “Board Designation” below. When the Preferred is in default (i.e. Company’s failure to pay dividends or breach of material term of Preferred or the Agreements) the Preferred will have 80 votes per share.

8.

BOARD DESIGNATION: The Bylaws of the Company will provide that the authorized number of directors will be an odd number of directors, not less than 3 nor more than 9. So long as at least 10% of the Preferred issued in the financing remains outstanding, the Preferred (voting as a class) will have the ability to elect the smallest majority of the directors (“Preferred Directors”) and the Common Stock (voting as a class) will elect the remaining directors (“Common Directors”). In the event of any default in the Preferred (see “Voting Rights” above) the Preferred will continue to designate the Preferred Directors and in addition, the Common Directors will be determined with the Preferred, having 80 votes per share, voting with the Common Stock as a class.

9.

OFFICER DESIGNATION: So long as at least ten percent (10%) of the Preferred issued in the financing remains outstanding, any change in the officers or management of the Company will need the prior written approval of DaVinci.

10.

OBSERVER RIGHTS AND BOARD MEETINGS: As long as DaVinci owns shares of Preferred or not less than two percent (2%) of the shares of the Common Stock issued upon conversion thereof, the Company shall invite a representative of DaVinci to attend all meetings, in person or by phone, of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and, provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or would result in disclosure of trade secrets to such representative.

11.

INFORMATION RIGHTS: So long as DaVinci continues to hold at least 5% of the shares of Preferred or Common Stock issued upon conversion of the Preferred, the Company will deliver to such investor annual and quarterly financial statements. So long as the investor holds not less than 5% of the total Preferred issued in the financing (or 2% of the Common Stock issued upon conversion of the Preferred, or a combination of such Common Stock and Preferred), the Company will timely furnish DaVinci with annual budgets and monthly financial statements, including copies of all check registers/QuickBooks files and bank statements. The obligation of the Company to furnish budgets and monthly financial statements will terminate once the Company commences reporting under the Securities Exchange Act of 1934. Failure to provide the above mentioned information shall constitute an immediate default of the terms of DaVinci’s investment.

12.

PROTECTIVE PROVISIONS: Consent of the holders of at least a majority of the Preferred will be required for any action which (i) alters or changes the rights, preferences or privileges of the Preferred materially and adversely; (ii) increases the authorized number of shares of Preferred Stock; or (iii) creates any new class of shares having preference over or being on a parity with the Preferred; (iv) causes repurchase of stock other than from employees; (v) causes a dividend to be paid on the Common Stock; (vi) results in a merger or sale of assets of the Company; or (vii) changes the articles or bylaws of the Company.

13.

REGISTRATION RIGHTS: Concurrent with the execution of the Securities Purchase Agreement with DaVinci, DaVinci is exercising its demand registration rights for the Company to use its best efforts to cause the underlying shares of Common Stock to be registered within twelve (12) months from December 24th, 2004, where the expenses will be borne solely by the Company.

a.

Registration Provisions: Registration provisions are contained in the Securities Purchase Agreement with respect to registration rights as are reasonable and customary, including cross-indemnification, the Company’s ability to delay the filing of the demand registration for a period of at least thirty (30) days, the period of time in which the Registration Statement will be kept effective, underwriting arrangements and the like. In addition, there shall be a two percent (2%) per month cash penalty for a failure by the Company to meet certain filing and effectiveness dates.

b.

Shares Eligible for Registration: For a period of 2 years from the execution of the Purchase Agreement, the Company shall not, without the written approval of DaVinci and unanimous consent of the Company’s board of directors, register any shares of Common Stock other than those underlying the Preferred, those shares issued for services prior to December 15, 2004, and those shares of Common Stock sold in the Private Placement, if any.

14.

RIGHT OF FIRST REFUSAL; FINANCING: So long as DaVinci is a holder of not less than twenty percent (20%) of the Preferred issued in the financing (or Common Stock issued upon conversion of the Preferred or a combination of Common Stock and Preferred), if the Company proposes to offer any shares for the purpose of financing its business (other than in the Private Placement, the Reserved Employee Shares, shares issued in the acquisition of another company, or shares offered to the public pursuant to an underwritten public offering), the Company will first offer such shares to DaVinci.

15.

RIGHT OF FIRST REFUSAL; ADDITIONAL TECHNOLOGIES (STI): So long as DaVinci is a holder of not less than 5% of the Preferred issued in the financing (or Common Stock issued upon conversion of the Preferred or a combination of Common Stock and Preferred), if Alphonse Cassone, founder and president of the Company, proceeds with developing any technologies not a part of the health care umbrella, marketed through the Company, then these individual concepts that are developed or in development, such as: treatments for wine, water, oil, sanitation, mining and hazardous waste that may be operated under Sonic Technologies International, a Nevada corporation, will be covered through a right of first refusal to DaVinci as follows: Da Vinci will have ten days to respond to the offer and two weeks after that date to fund 100% of the purchase price per concept. Terms of such financing will be negotiated between the Company and DaVinci and shall be no less favorable than those offered by an unrelated third-party.

16.

STOCK RESTRICTION AGREEMENT: The founders and all other inside holders of Common Stock of the Company will execute an 12 month lock up agreement, which agreement shall provide an allowance for the sale of 50,000 shares of common stock per every ninety days commencing on the first anniversary from Trading, as defined in Section 5 above. Further, any of the Company’s stockholders who hold more than 2% of the issued and outstanding shares of the Company’s common stock prior to DaVinci’s investment, shall also execute a stock restriction agreement allowing for the sale of no more than 10,000 shares per month commencing on the first day of Trading.

17.

RESERVED EMPLOYEE SHARES: The Company may reserve up to 2,500,000 shares of Common Stock (the “Reserved Employee Shares”) including shares presently reserved for issuance upon the exercise of outstanding options for issuance to employees. The Reserved Employee Shares will be issued from time to time under such arrangements, contracts or plans as are recommended by management and approved by the Board. Issuance of shares to employees in excess of the Reserved Employee Shares will be subject to the prior written approval of DaVinci. Holders of the Reserved Employee Shares will be required to execute Stock Restriction Agreements as described above and will not be provided with a “cashless exercise” provision.

RESOLVED, FURTHER, that the Chairman, the chief executive officer, president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this _____ day of ______, 2005.

/s/ Alphonse Cassone	/s/ Bruce Benson
Alphonse Cassone, President	Bruce Benson, Vice President

/s/ Apphonse Cassone

Alphonse Cassone, Secretary